UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2025

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street NE, Atlanta GA 30308

(Full mailing address of principal executive offices)

(470) 475-1035

(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

UC Asset LP is a limited partnership formed on February 10, 2016, under the laws of the State of Delaware. Our principal office address is 537 Peachtree Street, NE, Atlanta, GA, 30308. We have an executive office at the address of 7408 Apply Valley Rd, Edmond, OK, 73034.

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in niche markets where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Starting from the year 2023, the Company has shifted its primary business focus to investing in “cannabis properties” or “cannabis real estate”, which, by our definition, refers to real estate properties used to cultivate cannabis plants with intention of producing legalized medical or recreational cannabis flower products. Generally, the term “cannabis real estate” also includes other real estate properties such as retail spaces for cannabis dispensaries, industrial facilities for processing and purifying cannabinoids, and manufacturing spaces for producing cannabinoids-containing products. However, we do not, and have no intention to, invest in any other kinds of cannabis real estate besides properties for cultivation.

We intend to expand our investments in cannabis properties and intend to raise capital for this business purpose.

Seasonal Business Cycles

We have been profitable for most years since our incorporation in the year 2016. We have been profitable consecutively for the most recent two years, with net profits of $0.02 and $0.02 per share for the year 2024 and 2023, respectively.

In general, the real estate market is seasonal. Best time to sell a property (or to exit interest in real estate properties with other means) is usually in the second half of a year. Since most of our profits are from investment appreciation, which can only be realized when we sell a property (or exit a real estate investment by other means), it is possible that we will report a net loss in the first half of a year due to the absence of sales, and still report a net profit for the whole year if we sell properties in the second half of the year. We believe our financial report should be viewed with consideration of such seasonal cycles.

Secondary Public Offering (Filed)

In addition to the seasonal factor, we filed Form 1-A for a secondary public offering in May 2025, aiming to raise a maximum of $5 million through Reg A. We have spent significant amount on professional fees in preparation for the filing and related business operations. This new business factor resulted in a significant increase of our operating expenses for the first half of 2025.

Material Changes in Financial Statements

Change of Revenue

Six Months Period Ended June 30	2025	2024
Operating Revenue	$104,490	$52,207
Rent & dividend from rent	67,500	24,000
Interest from real estate related loans	36,990	28,207
Other Revenue	$52,121	$4,640
Gain on settlement of related party loans	1,146	-
Gain from step acquisition	48,280	-
Interest Income	2,695	2,325
Miscellaneous other income	-	3,315
Total Revenue	$156,611	$57,847

Our revenue increased from $57,847 for the six months ended June 30,2024, to $156,611 for the six months ended June 30, 2025, mostly because i) we expanded our cannabis property portfolio and significantly increased our revenue from rent (and dividend from rent); and ii) we were able to acquire 50% of a cannabis property under its carrying value, resulted in a gain of $48,280.

Our real estate related revenue, including operating revenue and gain from acquiring real estate property, accounts for 97.5% and 90.4% of our total revenue, respectively, for the six months ended June 30, 2025 and June 30, 2024. The percentage increase was mostly the result of that our revenue from real estate sources had increased.

Change of Cost

Six Months Period Ended June 30	2025	2024
Cost of Revenue	$-	$-
Cost of real estate sales	-	-
Operating Expenses	$300,894	$113,611
Management Fees	58,258	47,033
Professional fees	77,677	23,077
Other Operating Expenses	116,594	43,501
Depreciation	48,365	-
Other Expenses	$37,998	$1,000
Loss on joint venture investment	-	1,000
Financing Expenses	37,998	-
Total Expenses	$338,892	$114,611

Our cost of revenue remained at 0 as we did not sell any properties in the six months ended June 30, either of the year 2025 or 2024.

Our operating significantly increased after consecutive decreases in the previous two years. This is mostly due to expenses related to preparing and filing Form 1-A with the intention of launching a secondary public offering, and to expenses related to marketing efforts aiming to increase public awareness about our planned offering.

However, our total operating expense for the first half of 2025 ($300,894) was still significantly lower than the same period in 2022, which was $426,522. This reflects the efforts by our management to control cost while launching the secondary public offering.

Our financing expense increased from 0 to $37,998 because we borrowed a total of $718,000 mortgage loans to in the first half of 2025.

Changes of Gross Margin and Net Income

Six Month Period ended June 30	Gross Margin	Net Income(loss) from Operations	Net Income	Net Income Per Common Unit
2025	$104,490	$(196,404)	$(182,281)	$(0.03)
2024	$52,207	$(61,404)	$(56,764)	$(0.01)

The changes in our gross margin and net income are mostly the result of changes in our gross revenue and operating expenses.

Other Material Changes in Financial Statements

 Over the reporting period, our total non-current assets increased from approximately $4.77 million as of and by December 31, 2024, to approximately $6.27 million as of and by June 30, 2025. This is mostly the result of acquisition of 50% ownership in a $3.20 cannabis property. As a result, our total asset increased from $5.94 million to $7.56 million over the same period.

Liquidity and Capital Resources

Cash Flows

As an investor, we usually do not manage the daily operation of any of our portfolio property. Except for some insignificant and non-material operative activities, we intend to form partnerships with third party operators or managers to conduct our daily business. We usually require the third party to bear related operating costs.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have cash commitments of significant amounts, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

Despite the limited amount of cash commitments, we believe that the cash reserve of the Company had dropped to a concerning level of $9,984, by the end of the year 2024. Management made several attempts to increase our cash position, including to borrow mortgage loans. By the end of the first half of year 2025, our cash position improved to $217,487. We believe this cash level is within a comfortable zone for our continuous operation.

The following table shows a summary of our cash flows for the periods set forth below.

	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024
Net cash provided by (used in) operating activities	$(261,381)	$148,039
Net cash provided by (used in) investing activities	$(1,339,190)	$(82,582)
Net cash provided by (used in) financing activities	$1,808,074	$(50,000)
Cash at beginning of period	$9,984	$3,131
Cash at end of period	$217,487	$18,590

Net Cash (Used in) Provided in Operating Activities

Our net cash from operating activities decreased to negative $261,381 in the first half of 2025, from $148,039 in the first half of 2024. This is mostly the result of i) out net income decreased from a negative $56,764 in the first half of 2024, to a negative $182,281 in the first half of 2025; ii) we took a loss reserve in 2024 of $230,000 resulting in a positive cash flow of the same amount, which is a one-time event and no similar event occurred in 2025; iii) our account receivable increased by $43,225 in the first half of 2025; iii) our prepaid expense increased by $16,885 in the first half of 2025, while it decreased by 14,142 in the first half of 2024; iv) our interest receivables increased by $36,990 in the first half of 2025, while it increased by 46,813 in the first half of 2024; and v) other insignificant factors.

The above change indicates that there is considerable potential for the company to improve its cash position by reducing account receivables and interest receivables, and by refraining from prepaying expense.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets.

For the six months ended June 30, 2024, the most significant sources of our net cash provided by investing activities are our investing into portfolio loans, which are mostly convertible notes issued by a company operating short-term rental properties.

For the six months ended June 30, 2025, the most significant sources of our net cash provided by investing activities are the acquisition of 50% ownership of a $3.20 million cannabis property.

Net Cash Provided by Financing Activities

For the six months ended June 30, 2024, net cash provided by financing activities was primarily the result of repayment of a short-term loan of $50,000.

For the six months ended June 30, 2025, net cash provided by financing activities was primarily the result of i) issuance of $1.0 million series B preferred shares; ii) borrowing of three mortgage loans of a total amount of $718,000; iii) seller financing of $150,000 when acquiring 50% ownership of the cannabis property; and iv) settlement and repayment of loans to both related parties and third parties.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year.

As of and by December 31, 2024, the Company has only one outstanding debt, which is a promissory note held by an independent third party, in the principal amount of $60,000 and bearing an interest rate of 12% per annum. This note was partially paid in January, 2025 and was replaced with a note of the same interest rate to the same holder, in the principal amount of $50,000, and has a new maturity date of January 07, 2026.

In the six months ended June 30, 2025, we have entered into a number of transactions which have resulted in the following indebtedness:

a. A promissory note of the principal amount of $250,000, bearing an interest rate of 12% per annum, issued to Jason Cunningham on March 16, 2025, as the result of seller financing when Jason Cunningham sold his 50% equity in Apple Valley property to the Company. This note is guaranteed against the Apple Valley property and will mature by January 15, 2026. In June 2025, we reached an agreement with Jason Cunningham for him to forgive all the interests borne on the Note from June 16 till its maturity, provided that we prepay $100,000 within 10 business days and pay off the remaining principal of $150,000 upon its maturity;

b. Two promissory notes, both issued to an independent party and both bearing an interest rate of 12.5%. The first note was issued on January 21, 2025, of a principal amount of $250,000, collateralized with a residential property held by us, and will mature on February 01, 2027. The second note was issued on April 10, 2025, collateralized with the Rufus Rose House property, and will mature on March 01, 2027. Proceeds of both notes were used for the maintenance and development of those properties, plus administrative costs.

c. One promissory note, issued to an independent party and bearing an interest rate of 12.99%, of a principal amount of $318,000, collateralized with a commercial property held by us, which is issued on June 10, 2025 and will mature on January 01, 2027.

The issuance of these additional promissory notes results in the increase of our total outstanding debt to the total amount of $928,000 by June 30, 2025, accounting for approximately 13% of our net equity of the same time.

Capital Resources

Since March 2020 till March 2023, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 during this period.

We issued 500,000 Series B preferred shares to a private party in March 2023, and again issued 8,333,334 Serie B preferred shares to the same party in March 2025, at the face value of $1.20 per share, for a total capital amount of $1.60 million. However, capitals raised through these issuance were not paid in cash. Rather, they were paid “in-kind” as payments to acquire properties. Despite that these $1.60 million capital were not paid in cash, they did provide us with the capacity to acquire properties and increased the net equity of the company.

In May 2025, we filed Form 1-A, and subsequently filed amendments to this Form 1-A, aiming to launch a secondary public offering to raise a maximum of $5.0 million. As of June 30, 2025, our Form 1-A and amendments were still under review by SEC.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by June 30, 2025, the Company had borrowed $928,000 of debt collateralized by its properties Overall, our “debt vs net equity” ratio was only 13%, still considered reasonably low by our management. However, “debt vs net property value” ratio was higher at 15%. Further, our operating cashflow is not large enough to support significant increase in debt financing.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, which had impacts on our continuing operations, particularly on our portfolio investments.

Interest Rate May Decrease to a More Reasonable Level

The Federal Reserve has raised interest rate multiple times since the year 2021. High interest rates have slowed down the real estate market. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s. In September 2024, the Federal Reserve cut the treasury rate by 50 basis points, followed by two more interest cuts of 25 basis points each in November and December 2024, respectively. In September 2025, FED cut the rate by another 25 points, and indicated that there might be two more cuts within 2025. Although interest rate still remains at a relatively high level, and it may decrease to a more reasonable level in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others. This compresses operating margins for operators. As a result, certain regulated cannabis operators have been consolidating operations or shuttering certain operations to reduce costs. If this trend is prolonged, it could have a material negative impact on the demand for cannabis properties.

Prospects of Cannabis legalization under Trump Administration

For the past two decades, the U.S. federal government, including its legislative and executive branches, have been advocating measures to legalize certain activities pursuant to the cultivation, transportation, transaction and consumption of cannabis products. In addition to other moves, under the leadership of former President Joe Biden, the Department of Justice published a notice of proposed rulemaking (NPRM) on May 21, 2024, to transfer marijuana from schedule I of the Controlled Substances Act (CSA) to schedule III of the CSA. However, this rule change was not finalized under the Biden presidency.

During his 2024 campaign, President Trump expressed support for cannabis legalization. In addition to moving marijuana from schedule I to schedule III of CSA, he also advocated for recreational legalization in Florida, and for allowing more bank services to be provided to cannabis businesses. This may indicate a willingness to take actions toward partial legalization. In August 2025, he once again indicated that he would consider reschedule marijuana from schedule I to III.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 2. Other Information

Change of Management

On December 2024, Jason Armstrong resigned from his position as a 10% member of our general partner, UCF Asset LLC, by selling back his membership interest to the major member of UCF Asset LLC. Meanwhile, Jason Cunningham became a member of our general partner by acquiring 10% member interest from UC Asset LP.

Jason D. Cunningham has 30 plus years of management expertise in medical and real estate industry, and currently oversees our operation of cannabis properties. Prior to becoming a member of our general partner, he managed our operation of medical cannabis properties in metropolitan Oklahoma City area. He is the founder of Fire Ranch, a multi-site collective of over two dozen indoor commercial medical cannabis properties, as well as the founder of Fire Ranch Farmacy, a retail outlet for Medical Grade Cannabis and Cannabis products. Jason graduated from the University of Oklahoma (1994) with Degrees in Zoology and Chemistry, and spent 22 years with Bristol Myers Squibb/Celgene in Hematological Oncology, specializing in B cell Malignancies.

Issuance of 8,333,334 Series B Preferred Units

In connection with the acquisition of the remaining 50% ownership in an Oklahoma City cannabis property, we issued 833,334 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. After this issuance, the total outstanding shares of Series B Preferred Units became 1,333,334, all held by the same person. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with our Form 1-SA dated August 21, 2023, as Exhibit 3.4 to that report, of which the link is provided as Exhibit 3.4 to this report.

Related Party Transaction: with Jason Cunningham

In December 2024, Jason Cunningham acquired 10% of membership interest in UCF Asset LLC, which is our general partner. Subsequently, Cunningham become a member of our general partner on January 01, 2025.

Fire Ranch LLC, of which Jason Cunningham owns 50%, is a licensed cannabis grower in the State of Oklahoma. Prior to Cunningham becoming a member of our general partner, Fire Ranch LLC had entered into a lease on the Apple Valley property from AZO Properties LLC. The rental payment from Fire Ranch LLC to AZO Properties LLC is the source of the $12,000 monthly dividend we are receiving from AZO Properties LLC. After Cunningham became a member of our general partner, this lease remained effective until March 31, 2025.

On March 16, 2025, we issued 833,334 shares of Series B preferred units, with a face value of $1.0 million, to Jason Cummingham, and paid $500,000 cash, for 50% ownership of AZO Properties LLC. After this transaction, AZO Properties LLC became a wholly owned subsidiary of UC Asset.

In connection with the acquisition, we issued a $250,000 promissory note to Jason Cunningham as part of the payment. This promissory note bears a 12% per annum interest and will mature in January 2026. In June 2025, we reached an agreement with Jason Cunningham, under which we prepaid $100,000 of the note, in exchange for him to forebear the interest from June 16 till its maturity.

On April 01, 2025, Fire Ranch LLC entered into a new lease with AZO Properties LLC, to rent and operate the Apple Valley property. The lease is a double-net lease, with a monthly rental rate of $13,000 until the end of 2025, and a monthly rental rate of $16,000 from January 2026 till March 2027. Starting from April 2027, the monthly rent will increase by 5% every 24 months. The lease is a five-year lease but will automatically renew year by year beyond the term, until terminated.

Item 3. Financial Statements

1001 Woodward Avenue Suite 500 Detroit, MI 48226 robert.adams@rlacapital.com (734) 274-1372 – voice (734) 274-8894 - fax	To the General and Limited Partners UC Asset LP 537 Peachtree Street NE Atlanta, GA 30308

Accountant’s Compilation Report

September 26, 2025

We have compiled the accompanying consolidated financial statements of UC Asset LP, which comprise the consolidated balance sheets as of June 30, 2025 and December 31, 2024, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the six-month period ended June 30, 2025 and 2024, and the related notes to the consolidated financial statements.

Management is responsible for the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA).

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion, a conclusion, nor provide any assurance on them.

Robert L. Adams Jr., CPA

Detroit, Michigan

UC ASSET, LP

Consolidated Balance Sheets

As of June 30, 2025 & Dec 31, 2024

(Unaudited)

	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$217,487	$9,984
Accounts receivable	55,725	12,500
Loan receivable, third parties, net of reserve	173,000	191,000
Convertible loans receivable, third parties	761,508	634,518
Loans receivable, related parties	3,129	256,000
Prepaid expenses and other assets	75,702	58,817
Total current assets	1,286,551	1,162,819

NON-CURRENT ASSETS
Property and equipment, net	3,070,701	-
Real estate held for sale	989,137	980,988
Investments in joint ventures	2,215,146	3,791,935
Total non-current assets	6,274,984	4,772,923

Total Assets	$7,561,535	$5,935,742

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Note Payable, related party	150,000	41,146
Short-term note payable, third party	50,000	68,780
Total current liabilities	200,000	109,926
NON-CURRENT LIABILITIES
Mortgage loan	718,000	-
Total non-current liabilities	718,000	-

Total Liabilities	918,000	109,926

PARTNERS’ CAPITAL
Series B preferred units, 1,333,333 and 500,000 issued and outstanding on June 30, 2025 and December 31,2024	1,600,000	600,000
Common units 5,485,025 and 5,485,025 issued and outstanding on June 30, 2025 and December 31,2024	5,043,535	5,225,816
Total Partner’s Capital	6,643,535	5,825,816

Total Liabilities and Partners’ Capital	$7,561,535	$5,935,742

UC ASSET, LP

Consolidated Statements of Operations

For the Six Months ended June 30, 2025 & 2024

Unaudited)

	2025	2024
INCOME

Rent income	$31,500	$0
Dividend from real estate equity	36,000	24,000
Interest, real estate related loans	36,990	28,207
Total income	104,490	52,207
COST OF SALES
Cost of sales	-	-
Total cost of sales	-	-

Gross Margin	104,490	52,207
OPERATING EXPENSES
Management fees	58,258	47,033
Professional fees	77,677	23,077
Marketing & Biz Development	25,119	-
Property Tax & Insurance	66,853	-
Others	24,622	43,501
Depreciation	48,365	-
Total operating expenses	300,894	113,611

Net income/(loss) from operations	(196,404)	(61,404)
OTHER INCOME (EXPENSE)
Gain on settlement of related party loan	1,146	-
Gain from Step acquisition	48,280	-
Gain (Loss) on joint venture investment	-	(1,000)
Interest Income (expense)	2,695	2,325
Financing income (expense)	(37,998)	-
Miscellaneous income	-	3,315
Total other income (expense)	14,123	4,640

Net income (loss)	(182,281)	(56,764)

Net income per common unit	(0.03)	(0.01)
Weighted average common units outstanding	5,485,025	5,485,025

UC ASSET, LP

Consolidated Statement of Changes in Partners’ Capital

For the six months ended June 30, 2025

(Unaudited)

	Common	Preferred B	Common Units	Preferred B Units	Total Partners’ Equity
	Units	Units	Amount	Amount	Amount
BALANCE, January 01, 2025	5,485,025	500,000	$5,225,816	$600,000	$5,825,816
Sale of Preferred Series B units		833,333		1,000,000	1,000,000
Net Gain(loss)		-	(182,281)	-	(182,281)
BALANCE, June 30, 2025	5,485,025	1,333,333	$5,043,535	$1,600,000	$6,643,535

UC ASSET, LP

Consolidated Statement of Changes in Partners’ Capital

For the six months ended June 30, 2024

(Unaudited)

	Common	Preferred B	Common Units	Preferred B Units	Total Partners’ Equity
	Units	Units	Amount	Amount	Amount
BALANCE, January 1, 2024	5,485,025	500,000	$5,093,407	$600,000	$5,693,407
Net Gain (Loss)			(56,764)	-	(56,764)
BALANCE, June 30, 2024	5,485,025	500,000	$5,036,643	$600,000	$5,636,643

UC ASSET, LP

Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

(Unaudited)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(182,281)	$(56,764)
Adjustments to net income (loss):
(Increase)decrease in account receivable	(43,225)	-
Increase (Decrease) in accounts payable		4,604
(Increase) decrease in prepaid expense	(16,885)	14,142
Loss on joint venture investment		1,000
(Increase)decrease in interest receivable, real estate loans	(36,990)	(46,813)
Increase (decrease) in interest payable		5,185
Loss reserve for 3rd party loan receivable	18,000	230,000
Miscellaneous other income write offs		(3,315)
Net cash provided by (used in) operating activities	(261,381)	148,039
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease of related party loan receivable	252,871	-
Investments in portfolio loans	(90,000)	(81,445)
Investment in portfolio properties	(1,490,702)	(1,137)
Investments in joint ventures	(11,359)	-
Net cash provided by (used in) investing activities	(1,339,190)	(82,582)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Preferred B units	1,000,000
Increase(decrease) of related party loan payable	(41,146)
Proceeds from seller financing, related party	150,000	-
Repayment of 3rd party loan payable	(18,780)	(50,000)
Proceeds from mortgage debt	718,000	-
Net cash provided (used in) financing activities	1,808,074	(50,000)

Net change in cash and cash equivalents	$207,503	$15,458

CASH and cash equivalents, beginning of period	9,984	3,131
CASH and cash equivalents, end of period	$217,487	$18,590

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

For the six months ended June 30, 2025, the Partnership completed a step-acquisition of AZO Properties LLC. As part of the consideration, a promissory note of $250,000 was issued to the seller. In connection with the consolidation, the Partnership reclassified its previously held equity interest in AZO Properties LLC (non-cash) to the underlying assets and liabilities of the subsidiary.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Organization

UC Asset, LP (“the Partnership” or “UCA”) is a Delaware limited partnership formed on February 1, 2016. The Partnership’s purpose is to make capital investments in limited liability companies, with a focus on growth-equity investments and real estate properties. The Partnership is managed by its sole General Partner, UCF Asset, LLC (“UCFA”). All investment and operational decisions are made by the General Partner on behalf of UCA.

NOTE 2 – Summary of Significant Accounting Policies

(a) Basis of Presentation: The accompanying consolidated financial statements are unaudited interim financial statements prepared in conformity with U.S. GAAP for interim reporting. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal recurring nature. Results for the six months ended June 30, 2025 are not necessarily indicative of results for the full year.

(b) Principles of Consolidation: The consolidated financial statements include the accounts of UC Asset, LP and its wholly owned subsidiaries (Atlanta Landsight, LLC and SHOC Holdings LLC). All intercompany balances and transactions have been eliminated upon consolidation.

(c) Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets/liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in these financial statements include valuations of real estate holdings, equity-method investments, fair value of financial instruments, and allowance for credit losses on notes receivable.

(d) Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of June 30, 2025 and December 31, 2024, the Partnership had no investments that qualified as cash equivalents.

(e) Investments: The Partnership’s core activity is to invest in real estate and related ventures. Excess cash funds are held in financial institutions. Certain short-term notes and loans are recorded at fair value, which in practice approximates their stated principal amount due to their short-term maturities and market-rate interest terms. Other portfolio investments are recorded at historical cost, except for any marketable equity securities, which are carried at fair value with changes in value recognized in income. (See Note 3 – Fair Value of Financial Instruments for fair value hierarchy disclosures under ASC 820.)

(f) Federal Income Taxes: UCA is organized as a limited partnership and is not a tax-paying entity for federal or state income tax purposes. In accordance with ASC 740 Income Taxes, no income tax provision is recorded since taxable income or loss is passed through to the individual partners’ tax returns. Management has evaluated its tax positions and determined that the Partnership has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. UCA’s federal tax returns remain subject to examination for a period of three years.

(g) Revenue Recognition: The Partnership recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange. UCA applies the following five steps in recognizing revenue from contracts with customers:

1.	Identify the contract with a customer – A contract is an agreement between two or more parties that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract – Performance obligations are distinct goods or services (or a bundle of goods/services) that the entity has promised to deliver to the customer.

3.	Determine the transaction price – The transaction price is the amount of consideration (fixed and/or variable) the Partnership expects to receive in exchange for transferring goods or services. When determining the transaction price, management considers the effects of variable consideration, constraints on estimates of variable consideration, the existence of any significant financing components, noncash consideration, and consideration payable to customers.

4.	Allocate the transaction price to performance obligations – If a contract has multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling prices or other estimation methods.

5.	Recognize revenue as performance obligations are satisfied – Revenue is recognized when (or as) the Partnership fulfills each performance obligation by transferring a promised good or service to the customer (which may occur over time or at a point in time).

Sources of Revenue: The Partnership’s revenues during six months ended June 30 in 2025 and 2024 were derived primarily from the following sources (which are not within the scope of ASC 606 in the case of interest and rental income):

●	Sale of Real Estate: Gains from the sale of real estate are recognized at the point in time when control of the property is transferred to the buyer, generally upon closing of a sale (when title, risks and rewards of ownership pass to the purchaser). The Partnership records no sales of real estate during the reporting period.

●	Interest Income on Loans: Interest income on loans extended by the Partnership is recognized over time as it is earned, using the effective interest method. Interest income is accrued based on the principal amount outstanding and the contractual interest rate, and is recorded in the period it is earned.

●	Rental Income from Properties: Rental income from operating real estate is recognized over time on a straight-line basis over the term of the lease (ASC 840/842). Lease agreements generally stipulate monthly rental amounts, which are recorded as revenue when earned under the lease. (Rental income is not in scope of ASC 606, but is presented here as it is a significant source of revenue for the Partnership.)

(h) Related Party Transactions: In accordance with ASC 850 – Related Party Disclosures, a related party is generally an affiliate, principal owner, manager, or immediate family member of such parties, or an entity under common control. The Partnership discloses material transactions with related parties, including loans, advances, and management fee arrangements, as well as any related outstanding balances. (See Note 6 and Note 11 for details of related party transactions and balances.)

(i) Equity Method Investments: Investments in entities over which the Partnership has significant influence, but not control, are accounted for using the equity method (ASC 323 Investments – Equity Method and Joint Ventures). Under this method, the initial investment is recorded at cost and adjusted thereafter to recognize UCA’s pro-rata share of the investee’s profits or losses, as well as cash contributions to or distributions from the investee. These investments are presented as “Investment in Joint Ventures” in Other Long-Term Assets on the balance sheet. UCA’s share of the investees’ net income or loss is included in “Other Income (Loss), net” in the statement of operations. The Partnership had two active joint venture investments accounted for under the equity method during the reporting period (see Note 8).

(j) Segment Reporting: According to ASC 280-10-50-20 and ASU 2023-07, the Partnership does not have any reportable segments. We reached this conclusion based on the following factors:

●	All of our business activities are managed by our general partner, with no organizational divisions. Our subsidiaries are created as entities to hold titles of properties, not as separate operating entities.

●	All our business operations have the same person as the chief operating decision maker.

●	All our funds can be used for the purpose of any activities across our business, with no division or segment to hinder the transfer of funds from one business activity to other business activities.

●	None of our business activities has their own significant expense category as all the business activities share management and bear administrative costs.

(k) Property and Equipment: Property and equipment (including any furniture, fixtures, or similar assets) are recorded at cost. Depreciation is computed on a straight-line basis over the assets’ estimated useful lives. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Routine repairs and maintenance that do not extend the asset’s useful life are expensed as incurred. Real estate held for rental use is treated similarly in accordance with ASC 360 Property, Plant, and Equipment. The Partnership’s ranges of estimated useful lives are:

●	Furniture, Equipment and Other Fixed Assets: 3 to 7 years

●	Buildings and Improvements: 30 years

(l) Assets Held for Sale: Assets (and associated liabilities) that meet the criteria to be classified as held for sale (ASC 360-10) are no longer depreciated and are measured at the lower of their carrying amount or fair value minus costs to sell. Any write-down to fair value less cost to sell is recorded as an impairment loss. During reporting period, the Partnership did not record any impairment charges related to assets held for sale. (See Note 7 for details on real estate assets, including those classified as held for sale.)

(m) Reclassifications: Certain prior-period amounts have been reclassified to conform to the current year’s presentation, if applicable. These reclassifications had no effect on previously reported net income or partners’ capital.

(n) Recent Accounting Pronouncements: Management has reviewed recently issued accounting pronouncements and standards updates. In management’s opinion, there are no new pronouncements adopted in the six months ended June 30, 2025 (or not yet adopted) that had a material impact on the Partnership’s financial statements. The Partnership will continue to monitor future updates to determine their applicability and impact, if any, on its financial reporting.

(o) Earnings per Unit (Policy): Net income (loss) per common unit is computed by dividing net income (loss) attributable to common unitholders by the weighted-average number of common units outstanding during the period. There were no dilutive common unit equivalents for the periods presented.

NOTE 3 – Fair Value of Financial Instruments, Long-term Assets and Impairments:

The Partnership follows ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value and expands disclosure requirements. ASC 820 defines three levels within the hierarchy based on the observability of inputs:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets in active markets or inputs corroborated by market data.

Level 3: Unobservable inputs that rely on management’s estimates and assumptions.

The following table presents the Partnership’s assets measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

June 30, 2025
Asset	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$217,487	-	-	$217,487
Convertible notes receivable	-	761,508	-	761,508
Notes receivable – third parties	-	173,000	-	173,000
Total June 30, 2025	$217,487	$934,508	-	$1,151,995

Dec 31, 2024
Asset	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$9,984	-	-	$9,984
Convertible notes receivable	-	634,518	-	634,518
Notes receivable – third parties	-	191,000	-	191,000
Total Dec 31, 2024	$9,984	$825,518	-	$835,502

Financial instruments not carried at fair value:

The carrying amounts of accounts receivable, accounts payable, and short-term borrowings approximate fair value due to their short maturities.

Non-recurring fair value measurements:

Real estate held for sale and other long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If impairment is recognized, fair value is measured using Level 3 inputs such as discounted cash flows or market comparables. No such impairments were recorded during the six months ended June 30, 2025 or the year ended December 31, 2024.

NOTE 4 – Concentrations of Credit Risk

(a) Cassh Deposits: The Partnership maintains its cash balances with financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per institution. As of June 30, 2025 and December 31, 2024, the Partnership’s cash balances were well below FDIC-insured limits. Management periodically evaluates the creditworthiness of these institutions and believes the credit risk is low.

(b) Notes Receivable: The Partnership holds notes receivable from third parties and related parties (see Notes 5 and 6). A significant portion of these notes is concentrated with a small number of borrowers.

As of June 30, 2025, the Partnership held convertible promissory notes receivable from a single publicly traded issuer with an aggregate carrying amount of $761,508 (principal and accrued interest; see Note 5). These notes are convertible at the Partnership’s option into the issuer’s common shares at a discount to the then-prevailing market price.

Based on the issuer’s quoted market price as of June 30, 2025 (a Level 1 observable input), the estimated market value of the shares that would be issuable upon conversion exceeded the carrying amount of the notes. This indication does not reflect an intent to convert, does not represent a current fair value measurement of the notes, and is not necessarily indicative of amounts that may ultimately be realized.

The collection or conversion of these notes depends on the issuer’s financial condition, liquidity, and market conditions for the stock. Accordingly, the Partnership is exposed to a concentration of credit risk related to this borrower. Management monitors borrower performance and credit on an ongoing basis and records allowances for expected credit losses when required.

NOTE 5 – Loans Receivable (Portfolio Loans to Third Parties)

The Partnership holds notes receivable from third parties, including several with conversion features. Amounts, key terms, and status as of and for the six months ended June 30, 2025 are summarized below:

●

Short term loans receivable – Issued and paid: (i) In January 2024, the Partnership advanced $60,000 to a third party under a note bearing 8% annual interest, originally maturing January 21, 2025; this note was repaid in full in July 2024 (outstanding balance $0 at 12/31/2024).

(ii) In April 2023, the Partnership advanced $16,000 to a third party (8% interest; initial maturity December 11, 2023, extended to June 30, 2024); this note, including all extensions, was repaid in July 2024.

●	January 2025 – Convertible Note Receivable ($90,000): In January 2025, the Partnership entered into an investment agreement with an unrelated third-party borrower and received a convertible promissory note with a face amount of $90,000 to fund the borrower’s acquisition payment and operating expenses. The note bears interest at 12% per annum and matures January 26, 2026. As of June 30, 2025, the outstanding principal was $90,000 and accrued interest receivable was $4,650. The note is convertible at the Partnership’s option into the borrower’s common stock (a publicly traded company) at a contractual discount to the market price.

●	July 2024 – Convertible Note Receivable ($150,000): In July 2024, the Partnership consolidated two smaller existing notes into a new convertible promissory note with a face amount of $150,000. Proceeds were used to (i) settle an existing $16,000 note (including accrued interest), (ii) settle an existing $60,000 note (including accrued interest), and (iii) provide an additional $69,973 of cash funding to the borrower. The note bears interest at 10% per annum and matured July 9, 2025. As of June 30, 2025, the outstanding principal was $150,000 and accrued interest receivable was $14,538. The note is convertible at the Partnership’s option into the borrower’s common stock (a publicly traded company) at a contractual discount to the market price.

●	May 2022 – Note Receivable ($200,000) Extended: In May 2022, the Partnership loaned $200,000 to an unrelated business at 8% annual interest. The original maturity (November 27, 2022) was extended multiple times at the borrower’s request: to May 27, 2023 with interest increased to 18%, then to December 16, 2023 (18%), then to January 31, 2024, and subsequently to November 30, 2025. Extension fees and penalties were assessed; for example, in January 2024 a $6,000 extension fee was paid and recognized as income. Given repeated extensions and elevated credit risk, management recorded a specific allowance for credit loss of $36,000 as of December 31, 2024. During the six months ended June 30, 2025, the borrower paid monthly interest regularly, and no additional credit loss was recorded. As of June 30, 2025, principal was $200,000 and accrued interest was $18,000; after applying the $36,000 allowance, the carrying amount of this note was $182,000.

●	March 2020 – Promissory Note Swap (Convertible Note $414,000): On March 4, 2020, a borrower issued a three-year promissory note to the Partnership for $400,000 at 1.75% per quarter (7% annualized), due March 4, 2023. As of December 31, 2022, outstanding principal was $400,000 and accrued interest $79,148. On January 31, 2023, the Partnership entered into a four-party Security Exchange Agreement (the “Swap Agreement”) involving the borrower and a third-party publicly traded company (Vaycaychella Inc.). Under the Swap Agreement, the Partnership cancelled the original $400,000 note and forgave $79,148 of accrued interest in exchange for a new Convertible Promissory Note from Vaycaychella Inc. for $414,000 (reflecting the original note and accrued interest, less a $65,148 difference). The $65,148 shortfall between the carrying amount of the original note (principal plus accrued interest) and the new note’s principal was recognized as a loss on settlement of loan receivable in 2023. The new convertible note, dated January 31, 2023, bears 8% annual interest and initially matured January 30, 2024. The note is convertible at the Partnership’s option into the issuer’s common stock (OTC). The maturity was extended to July 31, 2024, and again (on August 1, 2024) to July 31, 2025. As of June 30, 2025, principal was $414,000 and accrued interest $88,320, for a total carrying amount of $502,320, which is included in Convertible notes receivable on the balance sheet. Subsequent to June 30, 2025, management is negotiating an extension or other settlement options following the July 31, 2025 maturity.

Management evaluates the collectability of all loans receivable on an ongoing basis and records allowances for expected credit losses when required. As noted above, the $200,000 long-term note includes a specific allowance of $36,000 as of June 30, 2025. No other loans were considered impaired for the reporting period. The aggregate carrying amount of the convertible notes receivable discussed above (the $90,000, $150,000, and $414,000 notes, including accrued interest) was $761,508 as of June 30, 2025; see Note 4(b) for the related concentration of credit risk disclosure.

NOTE 6 – Loans Receivable – Related Parties

This note details loans and similar receivables involving related parties (as defined by ASC 850) during the reporting period. Related parties include the Partnership’s General Partner and affiliates, as well as joint ventures in which the Partnership has an interest. The issuance and management of these loans receivable do not incur significant expenses, other than insignificant administrative costs.

(a) Sale of 10% Interest in General Partner (Management Company): On December 31, 2024, the Partnership entered into an agreement to sell its 10% ownership stake in its general partner (UCF Asset, LLC, “UCFA”). The Partnership had originally acquired this 10% interest in UCFA in April 2023 for cash consideration of $120,000. Because UCFA is the entity that manages UCA, this was a related-party investment. The April 2023 purchase was recorded as an investment in a related party; however, due to uncertainty about its recoverability, the Partnership fully impaired the $120,000 investment in 2023 (recognizing a loss in Other Income (Loss)). In the fourth quarter of 2024, a third-party buyer (related to the Partnership in terms that the buyer managed a joint-venture with the Partnership) agreed to purchase UCA’s 10% stake in UCFA for $250,000. The sale was executed via a promissory note: the Partnership recorded a note receivable of $250,000 from the buyer on December 31, 2024. The note carries no interest (0%) and has a maturity date of April 1, 2025. As a result of this pending sale, the Partnership reversed a portion of the prior impairment, recognizing an $84,000 gain in 2024 (reported as “gain on recoupment of impairment of investment in related party”) – effectively reflecting partial recovery of the investment’s value. The remaining difference between the sale price and the original cost (after impairment) will be recognized upon collection of the note. In March 2025, this Note was offset against payment due to this related-party, when the Partnership acquired 50% ownership of a property from this party (see Note 8(b)). As of and by June 30, 2025, this Note was fully paid through the above-mentioned transaction.

(b) Joint Venture Loan – Rufus Rose House JV: On January 31, 2023, the Partnership (through subsidiary Atlanta Landsight, LLC) entered into a Joint Venture agreement with Great Estate Builders, LLC (“GEB”) to form the Rufus Rose House Joint Venture (see Note 10(a)). Under the JV agreement, any cash advanced by UCA for direct or indirect costs to improve the Rufus Rose House property would be treated as a loan receivable from the JV to the Partnership. Such advances accrued interest at 9% per annum (0.75% per month) until either repaid by the joint venture or converted into additional equity. During 2023 and 2024, the Partnership made various payments on behalf of the JV for property improvement costs. As of December 31, 2023, the cumulative amount of these advances was $216,702 (inclusive of accrued interest), which was recorded as a loan receivable due from the JV (a related-party asset). In 2024, GEB (the JV partner) was acquired by an unrelated public company, and the JV agreement was revisited. In December 2024, UCA and GEB agreed to amend the joint venture agreement such that i) GEB as the other party of the JV was replaced by its parent company; and ii) all outstanding loans from UCA to the JV would be converted into additional equity investment (contributed capital) in the JV. As part of this modification, the Partnership capitalized the entire loan receivable of $265,068 (principal plus accrued interest through the amendment date) into its investment in the joint venture. After this conversion (which is reflected as an additional $265,068 capital contribution in 2024), the JV loan receivable was reduced to $0 on UCA’s books. Any future expenditures by UCA for the JV’s benefit will be directly treated as capital contributions rather than loans. (See Notes 8(a) for additional information on the JV and this amendment.) The conversion of the loan to equity did not have an income statement impact, but increased UCA’s carrying value in the Rufus Rose House JV.

NOTE 7 – Real Estate

The Partnership’s real estate assets are categorized as either (a) held for sale or (b) held for renovation/remodel/redevelopment (operational properties). The following is a summary of the significant real estate holdings and activities:

(a) Real Estate Held for Sale: Properties that the Partnership has committed to sell (or is actively marketing for sale) are classified as held for sale (see Note 2(l)). As of June 30, 2025, one property was classified as held for sale (Sandy Springs, GA), and one property that was held for sale in the prior year were sold during 2024. Details are as follows:

●	(i) Sandy Springs, GA: In June 2020, the Partnership (through subsidiary Atlanta Landsight, LLC or “ALS”) entered into an agreement with an unrelated party to acquire a residential property in Sandy Springs. Prior to obtaining title, ALS paid $337,500 to the seller for assignment of the economic and operational rights to the property, allowing ALS to control and use the property before closing. ALS improved the property significantly, which increased its value. The property was originally used as a rental property. As of December 31, 2022, the carrying value of the property (land and building) was $495,367, with accumulated depreciation of $22,656 (reflecting its use as a rental property to that point). On January 17, 2023, ALS paid off the remaining first mortgage balance of $380,924 on the property, clearing all liens. Under the acquisition agreement, the seller then became obligated to transfer the deed to ALS for a nominal price of $1 (which occurred in early 2023, giving ALS full legal title). After obtaining title, ALS re-designated the property as held for sale (rather than rental) and continued to make capital improvements. By June 30, 2025, the capitalized value of this property (cost basis including improvements) was $989,137. This amount represents the carrying value on the balance sheet as “Real estate held for sale – Sandy Springs”. The property is being actively marketed, and no impairment was required as the estimated fair value less cost to sell exceeds the carrying amount.

●	(ii) Atlanta, GA Land (Former SHOC Property): The Partnership, through subsidiary SHOC Holdings LLC (“SHOC”), had been renovating a historic property in Atlanta with an anticipated sale for $1.05 million. In November 2022, before the sale closed, the property was completely destroyed by fire (see Note 5). The structure was a total loss. SHOC and the insurance carrier agreed to a cash settlement of $560,000 for the building loss, which was received in 2023. The remaining asset after the fire was the underlying land. In December 2022, SHOC reclassified the land (carrying value $295,465 after writing off the building) as “Real estate held for sale”. This represented the land value (since the building was gone). In 2023, SHOC incurred approximately $45,000 of costs to clear debris and prepare the site; this amount was capitalized into the land’s carrying value (bringing the book value of the land to about $340,465). The land was held for sale during 2023. In July 2024, the Partnership sold this Atlanta land parcel to a third party for $340,000 in cash. The sale was completed without further material costs. The carrying value of the land at time of sale was approximately $340,006, resulting in a negligible loss on sale. As of June 30, 2025, the Partnership had no remaining assets in this category related to the Atlanta property (carrying value $0).

(b) Real Estate Held for Renovation/Remodel/Rebuild: These are properties that the Partnership is actively developing, improving, or holding for long-term potential sale (but not yet meeting held-for-sale criteria). As of June 30, 2025, UCA had one significant property in this category:

●	(i) Rufus Rose House (Atlanta, GA): The Rufus Rose House is a historic building in Atlanta. In July 2021, the Partnership (via Atlanta Landsight LLC) purchased the Rufus Rose House for $1,650,000. The Partnership invested additional funds to stabilize and improve the building to make it usable (e.g., structural repairs, preservation efforts). These capital improvements increased the asset’s carrying value. As of December 31, 2022, the Rufus Rose House property was carried at $1,838,719 (reflecting purchase price plus capitalized improvements to date) and was classified as “real estate held for renovation” (an operating asset). On January 31, 2023, UCA entered into a joint venture agreement regarding this property (the Rufus Rose House Joint Venture with GEB LLC). UCA contributed the Rufus Rose House property (valued at $1,838,719) into the joint venture as a capital contribution, effectively transferring the property from a wholly owned asset of UCA into a jointly owned venture (see Note 10(a) for details). Additionally, UCA converted a $100,000 advance (previously owed by the JV partner) into equity at the time of JV formation. After January 31, 2023, despite that the title of Rufus Rose House is still held under UCA (through wholly-owned subsidiary Atlanta Landsight LLC), the Rufus Rose House is no longer recorded as direct “Real Estate” on UCA’s balance sheet; instead, UCA’s interest in the property is reflected in the “Investment in Joint Ventures” line (equity method investment in the JV). See Note 8(a) for more disclosure about the J/V.

NOTE 8 – Investment in Joint Ventures

The Partnership had two joint venture investments accounted for under the equity method (see Note 2(i)) during the reporting period. One of them (see (b) of this Note) was absorbed in March 2025. As of June 30, 2025, there was one joint venture investment. Summarized below are the details of these ventures and the Partnership’s accounting:

(a) Rufus Rose House Joint Venture: On January 31, 2023, Atlanta Landsight, LLC (UCA’s subsidiary) and Great Estate Builders, LLC (“GEB”) formed an unincorporated joint venture to own and rehabilitate the Rufus Rose House property in Atlanta. The purpose of the Rufus Rose House JV is to improve and potentially rent out the historic building (and eventually consider a sale or other monetization). Under the JV agreement, ALS and GEB have joint control over major decisions (neither party controls unilaterally), while GEB is designated managerial authority on daily operation. The JV agreement calls for UCA to receive 80% of profits recognized and realized by the JV and the JV partner to receive 20% of such profits. This 80-20 split of the profits can be adjusted if the JV partner contributes additional capital to the JV. UCA’s subsidiary ALS contributed the Rufus Rose House property into the JV at an agreed value of $1,838,719. Additionally, ALS converted a $100,000 pre-existing loan receivable (owed by GEB or related to the property) into an equity contribution in the JV. In total, UCA’s initial investment in the JV was valued at $1,938,719 (this represents the fair value of consideration given: the property and the converted loan). GEB, in turn, contributed its expertise and an obligation to oversee development and improvements (and may have contributed minor capital). UCA recorded its investment at $1,938,719 as of the JV formation date.

During the year 2024, as described in Note 8(b), UCA made additional contributions to the JV by capitalizing what had been loans for property improvements. Specifically, in December 2024, UCA increased its JV investment by $265,068 (reflecting cumulative advances converted to equity). There were no distributions to UCA from the JV in 2023 or 2024, and the JV did not produce significant profits or losses during this period (the property was under renovation and not yet revenue-generating; any minor operating expenses were offset by capital contributions). The carrying amount of UCA’s investment in the Rufus Rose House JV was $2,215,146 and $2,203,787 respectively, as of June 30, 2025, and December 31, 2024, compared to $1,938,719 as of December 31, 2023. A reconciliation of UCA’s joint venture investment in Rufus Rose House is as follows:

UCA Investment in Rufus Rose House JV	Amount (USD)
Initial contribution – Property (Jan 2023)	$1,838,719
Initial contribution – Converted loan	100,000
Balance, December 31, 2023	1,938,719
Additional capital contributions (2024)	265,068
Share of 2024 JV profit/(loss)	–
Distributions from JV (2024)	–
Balance, December 31, 2024	2,203,787
Additional capital contributions (6 months ended June 30, 2025)	11,359
Share of 2025 JV profit/(loss)	–
Distributions from JV (2025)	–
Balance, June 30, 2025	$2,215,146

(The Rufus Rose House JV had no significant operating income in 2023 or 2024; UCA’s share of JV net income was $0 in both years. Any expenses incurred were capitalized or funded via contributions. If the property generates rental income in the future, UCA will recognize 50% of JV profits under the equity method.)

Additionally, per the JV agreement (prior to amendment), UCA had the right to accrue a 6% interest loan for any additional funds it paid on behalf of the JV (as described in Note 8). After GEB’s change of control and the December 2024 amendment, UCA agreed that any such funding is to be treated as equity. The JV continues to plan for restoration or productive use of the Rufus Rose House; UCA will account for its share of results going forward.

Under the JV agreement, UCA is entitled to 80% of the Rufus Rose House JV’s profits. However, consistent with management’s recognition policy, UCA records only 50% of its entitled share of profits under the equity method (i.e., effectively 40% of the JV’s total profits). This policy reflects management’s assessment of the JV’s profit-sharing arrangement and related contingencies.

(b) AZO Property LLC Joint Venture (Investment in Associate): On April 3, 2023, the Partnership formed AZO Property LLC (“AZOP”), an Oklahoma limited liability company, as a wholly owned subsidiary with an initial $1,000,000 cash contribution. AZOP was established to pursue real estate opportunities in Oklahoma.

On May 1, 2023, the Partnership entered into a Securities Exchange Agreement with a third party (Jason Cunningham) to acquire an industrial property in Oklahoma (the “Oklahoma Property”). The referenced value of $3,200,000 in the agreement represented a projected value upon completion of renovation and is not a current-period GAAP fair value measurement.

Under the agreement:

●	The Partnership issued 500,000 Series B Preferred Units (see Note 12) to the third party at an agreed value of $1.20 per unit (aggregate $600,000).

●	Through AZOP, the Partnership paid cash of $1,000,000.

In exchange, the third party conveyed the Oklahoma Property to AZOP, and the parties entered into a new AZOP operating agreement providing for a 50/50 ownership split between the Partnership and the third party.

In March 2025, UCA entered into another agreement to purchase the remaining 50% ownership of AZOP from Jason Cunningham, making AZOP a wholly subsidiary of UCA, and thereby gained the full ownership of the Oklahoma property. UCA paid another 833,334 Series B preferred shares (valued at $1.0 million) , $250,000 cash and issued a promissory note of a face value of $250,000 to the third party for this transaction. The total payment for the remaining 50% ownership of AZOP, therefore, was $1.5 million. At the time of the transaction, the carrying value of UCA’s existing 50% interest was $1,600,000 less accumulated depreciation of $51,720, resulting in $1,548,280, so the acquisition resulted in a gain of $48,280 for UCA.

After this acquisition, AZOP is no longer reported as a joint venture. The Oklahoma property is presented within property and equipment.

NOTE 9 – Notes and Mortgage loans Payable, third parties:

Notes payable consist of short-term financing obtained by the Partnership, often to support acquisitions or provide interim funding. During the reporting period, the Partnership entered into and repaid several promissory notes. All interest incurred on these notes is expensed as interest expense in the period incurred. Details of notes payable are as follows:

A.	Notes Issued and Repaid during the reporting period:

●	Short-Term Notes – Issued and Repaid: (i) On June 04, 2025, UCA borrowed a ten day short term loan of $10,000 (fees and interests totaling $535 was deducted at the moment of issuance) from a third party which was fully repaid on June 12, 2025. (ii) In April 2024, the Partnership borrowed $50,000 from a private lender under a secured promissory note bearing interest at 2% per month. The note was due July 12, 2024. The Partnership pledged a building in Atlanta as collateral for this note. The note was repaid in full at its maturity in July 2024.

●	April 2024 – $120,000 Secured Note: In April 2024, the Partnership issued a secured promissory note to a private investor for $120,000. The note carried an interest rate of 13.5% per annum and an original maturity date of May 1, 2025. As an inducement to the lender, the Partnership pledged a parcel of land in Atlanta as collateral for this note. This loan was repaid early, on July 10, 2024, prior to maturity. No balance remained as of June 30, 2025.

●	January 2024 – $50,000 Secured Note: In January 2024, UCA borrowed $50,000 from a private investor via a secured promissory note with interest at 1.5% per month (18% annual, non-compounded). The note had a maturity date of March 29, 2024 and was collateralized by certain Partnership assets. The Partnership repaid this note on March 25, 2024, before the due date.

B.	Notes issued prior to the reporting period, and repaid during the reporting period:

●	November 13, 2023 – $50,000 Secured Note: On November 13, 2023, the Partnership issued a $50,000 secured promissory note to a third-party lender. The note carried interest at 2% per month (24% annual) and a maturity date of February 12, 2024. The note was secured by certain Partnership assets. UCA did not pay the accrued interest by the original maturity, resulting in a default on the interest payment. However, the Partnership and lender negotiated a settlement and refinance agreement on April 12, 2024. Under that agreement, UCA paid $7,000 in accrued interest to the lender (covering the defaulted interest through that date) and the lender agreed to convert the remaining obligation into a new note. The original $50,000 principal plus any additional accrued interest (beyond the $7,000 paid) was rolled into a new note effective April 12, 2024. The new note carried the same interest rate (2% per month) and was secured by the same collateral. The new note was then repaid in full on July 11, 2024.

C.	Notes issued prior to the reporting period and outstanding by the end of the reporting period: None.

D.	Notes issued during the reporting period and outstanding by the end of the reporting period:

●	March 2024 – $60,000 Secured Note (refinanced in January 2025): In March 2024, UCA issued a $60,000 secured promissory note bearing 18% annual interest. It was refinanced on January 6, 2025, after partial repayment, into a new $50,000 secured note with a maturity date of July 6, 2025 and interest at 12% per annum. As of June 30, 2025, the outstanding balance was $50,000 plus $3,000 accrued interest.

●	Mortgage Loans – During the six-month ended June 30, 2025, UCA borrowed from two different private lenders three mortgage loans: (i) Two mortgage loans in the form of promissory notes, both issued to an independent party and both bearing an interest rate of 12.5%. The first note was issued on January 21, 2025, of a principal amount of $250,000, collateralized with a residential property held by us, and will mature on February 01, 2027. The second note was issued on April 10, 2025, collateralized with the Rufus Rose House property, and will mature on March 01, 2027. Proceeds of both notes were used for the maintenance and development of those properties, plus administrative costs. ii) One mortgage loan, in the form of a promissory note, issued to an independent party and bearing an interest rate of 12.99%, of a principal amount of $318,000, collateralized with the Oklahoma property held by us, which is issued on June 10, 2025 and will mature on January 01, 2027. We pay monthly interest on these notes. As of June 30, 2025, the above three notes had no outstanding interests, and had a total outstanding principal of $718,000.

NOTE 10 – Due to Related Party

General Partner Advancement: From time to time, the Partnership and its related parties (primarily the General Partner, UCF Asset LLC) will advance funds or pay expenses on behalf of one another. These intercompany balances are non-interest bearing and payable on demand. If the Partnership has net borrowings from the GP or affiliates, it is presented as a liability “Due to related party.” If the Partnership has net advances to the GP, it is presented as an asset “Due from related party.”

●	As of December 31, 2024, the Partnership had a payable of $41,146 due to a member of the General Partner, which was settled in the first quarter of 2025, by paying $40,000 in cash and the General Partner forgave the remaining $1,146 which resulted in a gain of the Partnership.

●	As of June 30, 2025, the Partnership had a receivable of $3129.08 due from the General Partner, which would be deducted from its management fee in Q3 2025.

●	In February 2024, the Partnership issued an unsecured promissory note to a related party (an affiliate of the General Partner) for $12,000. The note bore interest at 2% per month (24% annual, simple interest) and was to mature on May 14, 2024. This short-term advance was used for working capital. The note was repaid in full on May 20, 2024.

Notes from acquisition: In March 2025, UCA acquired the remaining 50% of AZOP (Oklahoma Property) from Jason Cunningham for $1.5 million. Payment included 833,334 Series B units ($1.0 million), $250,000 cash, and a related-party promissory note.

Balance at June 30, 2025: The related-party note payable was $150,000. In July 2025, UCA prepaid $100,000 of the note’s principal, leaving an outstanding balance of $150,000 at maturity. The seller also agreed to forgive all interest accruing from June 16, 2025 through maturity.

These related-party balances and their changes are also referenced in Note 11.

NOTE 11 – Related Party Transactions

The Partnership paying a management fee to the general partner (UCF Asset LLC, “GP”) which equals to 2.0% of net assets under management, calculated on the balance of assets at the beginning of the fiscal year and paid quarterly (Also disclosed in Item 1, subsection: Commitments and Contingencies). Besides regular payment of management fees, the Partnership engaged in the following significant related-party transactions during the reporting period: (Refer to Note 6 and Note 10 for additional related-party balances.)

●	Loans and Advances with Related Parties: As detailed in Note 10, the Partnership and its related parties (primarily the GP) will advance funds or pay expenses on behalf of one another, from time to time. All related-party balances are on-demand and non-interest bearing, except where otherwise explicitly documented. Management believes that related-party transactions are conducted on terms equivalent to an arm’s-length basis or under contractual obligation per the Partnership agreement.

●	Transactions with Related Parties: The Partnership has various financial interactions with related parties. i) as detailed in Note 6, UCA sold a 10% interest in the General Partner to an affiliate in 2024, resulting in a $250,000 note receivable (related party) at year-end, which was later settled upon the closing of another related party transaction discussed as follows. ii) In addition, as detailed in Note 8(b), the Partnership acquired remaining 50% of AZOP. Since the selling party was a 50% managing owner of AZOP and was a minor member of GP at the time of this acquisition, this transaction was regarded as a related party transaction.

NOTE 12 – Partners’ Capital

Partnership Structure: UC Asset, LP’s capital structure consists of one General Partner (GP) and multiple Limited Partners (LPs). The Limited Partners’ Common Units issued and outstanding were 5,485,025 at June 30, 2025 (unchanged from 5,485,025 at December 31, 2024). In addition to common units, the Partnership has issued Preferred Units (Series B), as described below.

Series B Preferred Units: The Partnership has authorized a class of preferred units designated as “Series B Preferred”. On May 1, 2023 and March 15, 2025, respectively, as part of the AZO Property LLC transaction (see Note 8(b)), the Partnership issued 500,000 and 833,333 Series B Preferred Units to the third-party investor at a stated face value of $1.20 per unit (total units 1,333,333 with a total face value of $1,500,000). No other series of preferred units were outstanding. The Series B Preferred Units carry specific rights and privileges as outlined in the Certificate of Series B Preferred Units, which is filed as Exhibit 3.4 to this Form 1-SA.

General Partner Capital Account: Historically, the Partnership recorded amounts related to the General Partner’s capital or contributions separately. The General Partner has not contributed capital to the Partnership (beyond managing operations), and as such does not have a capital account like an LP. The GP and its members may purchase or sell LP units on the open market, however, these transactions are between GP (and its members) and other LPs, and do not constitute a capital contribution or withdraw between GP and the Partnership, and hence will not be recorded to adjust the balance of GP capital account.

GP Interest Held by the Partnership: In 2023, the Partnership briefly recorded a $120,000 contribution related to the GP interest purchase (when UCA acquired 10% of the GP – effectively recording an asset that was shown in equity as “GP units”). As of December 31, 2023, $120,000 was reflected in equity related to this “GP interest.” However, after the sale of that GP interest in 2024 (Note 6(a)) and a review of presentation, the Partnership no longer reports any amount as “GP capital.”

NOTE 13 – Commitments and Contingencies

13.1 Management Agreement. UC Asset, LP (the “Partnership”) pays quarterly management fees to its General Partner, UCF Asset LLC, at an annual rate of 2.0% of assets under management (“AUM”), measured as of the last day of the preceding fiscal year. This fee arrangement represents an ongoing commitment under the Partnership’s investment management agreement.

13.2 Debt Agreements and Collateral. As of December 31, 2024, the Partnership had a $60,000 promissory note with a third party. In January 2025, it was refinanced into a $50,000 note, bearing 12% interest, maturing July 6, 2025.

During the six months ended June 30, 2025, the Partnership also entered into:

●	A $250,000 seller-financed note issued March 16, 2025 to Jason Cunningham, in connection with the AZOP acquisition of which $150,000 remained outstanding at June 30, 2025 (see Note 10). The note bears 12% interest, is secured by the Oklahoma Property, and matures January 15, 2026.

●	Two mortgage notes totaling $500,000 (January and April 2025), both at 12.5% interest, secured by residential and Rufus Rose House properties, maturing in 2027.

●	A $318,000 mortgage note issued June 10, 2025 at 12.99%, secured by the Oklahoma Property, maturing January 1, 2027.

13.3 Interest-Forgiveness Contingency (Oklahoma Note). In July 2025, the related-party seller forgave all interest on the $250,000 note provided that UCA prepaid $100,000 (which it did) and pays the remaining $150,000 principal at maturity.

13.4 Aggregate Indebtedness (Informational). As a result of the above issuances and the January 2025 replacement note, total outstanding debt was $918,000 as of June 30, 2025, representing approximately 13% of partners’ capital at that date. These amounts reflect activity after December 31, 2024 and are presented for disclosure purposes only; they are not reflected in the December 31, 2024 carrying amounts.

13.5 Subsequent Events Evaluation. Management evaluated subsequent events related to commitments and contingencies through the date the financial statements were available to be issued. Other than the matters described above, no additional commitments or contingencies requiring disclosure were identified by management.

NOTE 14 – Subsequent Events

Management has evaluated subsequent events after the balance sheet date through the date these financial statements were available to be issued September 26, 2025. The following material subsequent events occurred between June 30, 2025 and that evaluation date and are disclosed in accordance with ASC 855 – Subsequent Events:

●	Refinancing of Short-Term Note Payable: In August 2025, the $50,000 note maturing July 6, 2025 was refinanced. UCA paid accrued interest of $3,000 and extended the maturity to August 2026 at the same 12% rate.

●	Refinancing of Note Receivable: In September 2025, UCA accepted a new $290,000 convertible note at 14% interest. Proceeds repaid two older notes ($167,038 and $96,450) and reimbursed $1,725 of expenses, with the remainder ($24,787) advanced to the borrower.

NOTE 15 – Risks and Uncertainties

The Partnership’s operations are subject to a number of risks and uncertainties that could affect future results:

1.	Concentration of Credit Risk: A significant portion of loans receivable and convertible notes is concentrated with a limited number of counterparties. The Partnership’s largest convertible note receivable represented approximately 60% of total loans outstanding at June 30, 2025.

2.	Liquidity Risk: The Partnership has historically relied on equity issuances and related-party financing to fund operations. Continued access to capital markets and related-party support is critical.

3.	Market Risk: Investments in real estate and real estate-related ventures are subject to fluctuations in property values, rental demand, and broader economic conditions.

4.	Valuation Uncertainty: Fair value estimates for Level 3 assets, including joint ventures and real estate held for sale, rely on unobservable inputs and management assumptions. Actual results could differ materially from these estimates.

5.	Regulatory and Legal Risk: As an SEC-reporting entity, the Partnership is subject to compliance and disclosure obligations. Any regulatory inquiries or enforcement actions could affect financial reporting.

Management continuously monitors these risks and believes current mitigating strategies are sufficient; however, no assurance can be provided that such measures will fully protect against future adverse outcomes.

Management is not aware of any other events or transactions occurring subsequent to June 30, 2025 that would require additional adjustment or disclosure in the financial statements. The financial statements consider all material subsequent events through the date of issuance, in accordance with ASC 855.

Item 4. Exhibits

Number	Description
3.1	Certificate of Limited Partnership of UC Asset LP, Filed previously with our Form 1A on February 12, 2018.
3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023
3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022
3.4	Certificate of Designation of Series B Preferred, as amended and reinstated on March 16, 2025, filed previously with our Form 1-A on May 08, 2025
3.5	Certificate of Designation of Series C Preferred Units dated May 01, 2025, filed previously with our Form 1-A on May 08, 2025
5.1	Joint Venture Agreement with Vaycaychella Inc dated December 10, 2024, filed previously with our Form 1-A on May 08, 2025
6.3	Lease Agreement between Fire Ranch LLC and AZOP Properties LLC, dated March 15, 2025, filed previously with our Form 1-A on May 08, 2025
6.4	Special Lending Agreement with General Partner, Dated January 20, 2025, filed previously with our Form 1-A on May 08, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By (Signature and Title)

UCF Asset, LLC

/s/ Larry Xianghong Wu
Name:	Larry Xianghong Wu
Title:	Majority Member of General Partner
Date:	September 30, 2025